U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 0-29733

CUSIP NUMBER 462628108

(Check One):

☐ Form 10-K and Form 10-KSB	☐ Form 20-F	☐ Form 11-K

☒ Form 10-Q and Form 10-QSB	☐ Form N-SAR

For Period Ended: June 30, 2002
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I—Registrant Information

Full Name of Registrant:	iPrint Technologies, inc.
Former Name if Applicable:	iPrint.com, inc.
Address of Principal Executive Office:	3073 Corvin Drive Santa Clara, CA 95051

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Part II—Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III—Narrative

State below in reasonable detail the reason why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

iPrint Technologies, inc. (“iPrint”) recently engaged new independent public accountants, BDO Seidman, LLP, and due to the process of transitioning in the new independent public accountants, iPrint was unable to file its Quarterly Report on Form 10-Q by August 14, 2002, the required filing date, without unreasonable effort or expense.

Part IV—Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

David Seltzer, (408) 523-2700
Vice President and Chief Financial Officer

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).    ☒ Yes  ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒ Yes  ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The income statement included with the Form 10-Q will report revenues for the second quarter of fiscal 2002 of $11.9 million, compared to $2.5 million in the second quarter of fiscal 2001, and a net loss of $7.7 million, or $0.14 loss per diluted share, compared to a net loss of $3.6 million or $0.12 loss per diluted share for the same quarter during the prior fiscal year. The amounts for 2001 do not include the results of Wood Alliance, Inc. which was acquired on October 31, 2001.

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Signature

IPRINT TECHNOLOGIES, INC.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 2002	By:	/s/ DAVID SELTZER
David Seltzer Vice President and Chief Financial Officer

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